SUBURBAN PROPANE
 One Suburban Plaza * 240 Route 10 West * P.O. Box 206 * Whippany, NJ 07981-0206
                               Office 201-887-5300


Contact:    Mark Alexander
            Executive Vice Chairman
            Suburban Propane Partners, L.P.
            201-887-5300

                                                         For Immediate Release
                                                         ---------------------

           SUBURBAN PROPANE PARTNERS ELECTS HAROLD R. LOGAN, JR. TO
           --------------------------------------------------------
                              BOARD OF SUPERVISORS
                              --------------------

Whippany, New Jersey - March 28, 1996 - Suburban Propane Partners, L.P., (NYSE:SPH) announced today that Harold R. Logan, Jr. has been elected to the Company's Board of Supervisors.

Mr. Logan, 51, is Executive Vice President, Chief Financial Officer and a director of Denver-based TransMontaigne Oil Company. TransMontaigne is engaged in the marketing and distribution of gasoline, jet fuel and natural gas. Previously, Mr. Logan served as Senior Vice President of Finance and as a director of Associated Natural Gas Corporation, an independent gatherer and marketer of natural gas, natural gas liquids and crude oil, which was acquired by Panhandle Eastern Corporation in 1994.

Mark A. Alexander, Suburban Propane's Executive Vice Chairman, in making the announcement said, "We are very pleased that Hal Logan has agreed to serve as an Elected Supervisor on our Board. We will benefit significantly from Hal's diverse and extensive hands-on management experience in the energy industry as we enter new markets."

Suburban Propane Partners is one of the country's leading propane gas companies and is engaged in the retail and wholesale marketing of propane in the United States. The Company's Master Limited Partnership Units began trading on the New York Stock Exchange on February 29, 1996.

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